HOMELAND  STORES, INC.

			EMPLOYEE STOCK OWNERSHIP PLAN

   			FOR THE FISCAL YEAR ENDED 7/31/00



We respectfully request an extension of 15 days to file the form 11-K for the aforementioned plan.
Our auditors, PricewaterhouseCoopers LLP, are in the final stages of completing their audit of this plan which is required before we file the 11-K. With the extension of time, we should have no trouble completing our filing.

Thank you for your consideration.


Very turly your,


Wayne S. Peterson
Member of the Committee